FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 6/5/2020

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
26, Boulevard Royal, 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.
This report contains Ternium S.A.’s press release announcing that Shareholders Approve all Resolutions on the Agenda of Ternium’s Annual General Meeting and Extraordinary General Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Arturo Sporleder
Name: Arturo Sporleder
Title: Secretary to the Board of Directors

Dated: June 5, 2020

Sebastián Martí
Ternium - Investor Relations
+1 (866) 890 0443
+54 (11) 4018 8389
www.ternium.com

Shareholders Approve all Resolutions on the Agenda of Ternium’s Annual General Meeting and Extraordinary General Meeting

Luxembourg, June 5, 2020 – Ternium S.A. (NYSE: TX) announced that its annual general meeting of shareholders and its extraordinary general meeting of shareholders held on June 5, 2020, approved all resolutions on their agendas.

Among other resolutions adopted at the annual general meeting, the shareholders approved the consolidated financial statements and unconsolidated annual accounts for the year ended December 31, 2019.

The annual general meeting resolved to increase the number of directors to nine, approved the re-election of the eight current members of the board of directors, Mr. Ubaldo José Aguirre, Mr. Roberto Bonatti, Mr. Carlos Alberto Condorelli, Mr. Vincent Robert Gilles Decalf, Mr. Adrian Lajous Vargas, Mr. Gianfelice Mario Rocca, Mr. Paolo Rocca and Mr. Daniel Agustín Novegil, and appointed Ms. Gioia Ghezzi as new board member. All board members will hold office until the meeting that will be convened to decide on the 2020 accounts. The meeting also re-appointed PricewaterhouseCoopers, Societé coopérative, Cabinet de révision agréé, as Ternium’s independent auditors for the fiscal year ending December 31, 2020.

The board of directors subsequently re-appointed Mr. Paolo Rocca as its chairman, Mr. Daniel Agustín Novegil as vice-chairman and Mr. Máximo Vedoya as Ternium’s chief executive officer, and confirmed and re-appointed Mr. Ubaldo José Aguirre, Mr. Vincent Robert Gilles Decalf and Mr. Adrián Lajous Vargas as members of Ternium’s audit committee, with Mr. Decalf to become the committee’s chairperson. All three members of the audit committee, as well as Ms. Ghezzi, qualify as independent directors under the Company’s articles of association.

The extraordinary general meeting of shareholders resolved to renew the validity period of Ternium’s authorized unissued share capital, granted related authorizations and waivers, including to suppress or limit pre-emptive subscription rights by the existing shareholders, and approved the corresponding amendments to Ternium's articles of association to reflect such resolutions.

For a summary of the resolutions adopted at the meetings, please see the report on Form 6-K submitted to the U.S. Securities and Exchange Commission, available through http://www.sec.gov/.

About Ternium

Ternium is Latin America’s leading flat steel producer, with operating facilities in Mexico, Brazil, Argentina, Colombia, the southern United States and Central America. The company offers a broad range of high value-added steel products for customers active in the automotive, home appliances, HVAC, construction, capital goods, container, food and energy industries through its manufacturing facilities, service center and distribution networks, and advanced customer integration systems. More information about Ternium is available at www.ternium.com.